SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(a)
                       (Amendment No. 1)*

               WILLIAMS COMMUNICATIONS GROUP, INC.
           ------------------------------------------
                        (Name of Issuer)

              Class A Common Stock, $0.01 par value
           ------------------------------------------
                 (Title of Class of Securities)

                            969455104
           ------------------------------------------
                         (CUSIP Number)

                        F. Thomas Dunlap
      Senior Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
           ------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         August 17, 2001
           ------------------------------------------
     (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person 's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       Page 1 of 10 Pages

CUSIP No. 969455104       Schedule 13D               Page 2 of 10

1.   NAME OF REPORTING PERSON                  Intel Corporation
     S.S.  OR  I.R.S. IDENTIFICATION  NO.  OF         94-1672743
     ABOVE PERSON

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF          (a) [   ]
     A GROUP**                                         (b) [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS**                                        WC

5.   CHECK   BOX  IF  DISCLOSURE   OF   LEGAL              [   ]
     PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware

  NUMBER OF   7.     SOLE VOTING POWER                       -0-
   SHARES
BENEFICIALLY  8.     SHARED VOTING POWER                     -0-
  OWNED BY
    EACH      9.     SOLE DISPOSITIVE POWER                  -0-
  REPORTING
 PERSON WITH  10.    SHARED DISPOSITIVE POWER                -0-

11.  AGGREGATE AMOUNT BENEFICIALLY  OWNED  BY                 -0-
     EACH REPORTING PERSON

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW               [   ]
     (11) EXCLUDES CERTAIN SHARES**

13.  PERCENT  OF CLASS REPRESENTED BY  AMOUNT                0.0%
     IN ROW (11)

14.  TYPE OF REPORTING PERSON                                  CO

**SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The beneficial ownership of the Reporting Person fell below 5% on April 23, 2001, upon an increase in the amount of Issuer's outstanding Class A Common Stock (the "Common Stock"). The event date set forth above reflects the date on which the Reporting Person first effected a sales transaction after April 23, 2001.

CUSIP No. 969455104       Schedule 13D               Page 3 of 10

Intel Corporation ("Intel" or the "Reporting Person") hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on October 15, 1999, with respect to the Common Stock (the "Common Stock") of Williams Communications Group Inc. ("Williams" or the "Issuer").

ITEM 2.   Identity and Background.

          (a)    Name of Person Filing:

                 Intel Corporation. Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

          (b)    Address of Principal Business Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (c)    Principal Business:

                 Manufacturer   of   microcomputer   components,
                 modules and systems.

          (d)    Criminal Proceedings:

                 During   the  last  five  years,  neither   the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f)    Place of Organization:

                 Delaware

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CUSIP No. 969455104       Schedule 13D               Page 4 of 10

ITEM 5.   Interest in Securities of the Issuer.

          (a)    Number of Shares Beneficially Owned: 0 shares.

                 Percent of Class: 0.0% of the Issuer 's outstanding Common Stock (based upon 490,668,352 shares of Common Stock outstanding, as reported by the Issuer in its Form 10-Q for the quarter ended June 30, 2001).

          (b)    Sole Power to Vote, Direct the Vote of, Dispose
                 of,   or  Direct  the  Disposition  of  Shares:
                 2,687,493 shares.

          (c)    Recent Transactions:

                 On  August 17, 2001, the Reporting Person  sold
                 129,000 shares of Common Stock in an open-market transaction for cash at an average price of $2.00 per share.

          (d)    Rights  with  Respect  to  Dividends  or  Sales
                 Proceeds:  N/A

          (e)    Date of Cessation of Five Percent Beneficial
                 Ownership:  April 23, 2001  The amount of
                 Issuer's outstanding Class A Common Stock increased on April 23, 2001. This increase caused the beneficial ownership of the Reporting Person to fall below 5%.

CUSIP No. 969455104       Schedule 13D               Page 5 of 10

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 8, 2001

                                 INTEL CORPORATION

                                 By:  /s/F. Thomas Dunlap, Jr.
                                      ------------------------
                                      F. Thomas Dunlap, Jr.
                                      Senior Vice President,
                                      General Counsel and
                                      Secretary

CUSIP No. 969455104       Schedule 13D               Page 6 of 10

                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and
certain  other  information with respect to each  Director.   All
Directors are United States citizens except as indicated below.

Name:             Craig R. Barrett

Business          Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         President and Chief Executive Officer
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             John Browne

Business          BP Amoco p.l.c., Britannic House, 1 Finsbury
Address:          Circus, London EC2M 7BA

Principal         Group Chief Executive
Occupation:

Name, principal   BP Amoco p.l.c., an integrated oil company.
business and      Britannic House, 1 Finsbury Circus
address of        London EC2M 7BA
corporation or
other
organization in
which employment
is conducted:

Citizenship:      British

CUSIP No. 969455104      Schedule 13D       Page 7 of 10 Pages

Name:             Winston H. Chen

Business          Paramitas Foundation, 3945 Freedom Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization in
which employment
is conducted:


Name:             Andrew S. Grove

Business          Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Chairman of the Board of Directors
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             D. James Guzy

Business          The Arbor Company, 1340 Arbor Road, Menlo
Address:          Park, CA 94025

Principal         Chairman
Occupation:

Name, principal   The Arbor Company, a limited partnership
business and      engaged in the electronics and computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization in
which employment
is conducted:

CUSIP No. 969455104      Schedule 13D       Page 8 of 10 Pages

Name:             Reed E. Hundt

Business          McKinsey & Company, 600 14th Street NW, #300,
Address:          Washington, DC 20005

Principal         Senior Advisor
Occupation:

Name, principal   McKinsey & Company, a management consulting
business and      firm
address of        600 14th Street NW, #300
corporation or    Washington, DC 20005
other
organization in
which employment
is conducted:


Name:             David S. Pottruck

Business          The Charles Schwab Corporation, 101 Montgomery
Address:          Street, San Francisco, CA 94104

Principal         President and Co-Chief Executive Officer
Occupation:

Name, principal   The Charles Schwab Corporation, a securities
business and      brokerage firm
address of        101 Montgomery Street
corporation or    San Francisco, CA 94104
other
organization in
which employment
is conducted:


Name:             Jane E. Shaw

Business          AeroGen, Inc., 1310 Orleans Drive, Sunnyvale,
Address:          CA 94089

Principal         Chairman and Chief Executive Officer
Occupation:

Name, principal   AeroGen, Inc., a pulmonary drug delivery
business and      company
address of        1310 Orleans Drive
corporation or    Sunnyvale, CA 94089
other
organization in
which employment
is conducted:

CUSIP No. 969455104        Schedule 13D        Page 9 of 10 Pages

Name:             Leslie L. Vadasz

Business          Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Executive Vice President; President, Intel
Occupation:       Capital

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Morgan Hall 215,
Address:          Soldiers Field Park Road, Boston, MA 02163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of        Morgan Hall 215,Soldiers Field Park Road
corporation or    Boston, MA 02163
other
organization in
which employment
is conducted:


Name:             Charles E. Young

Business          University of Florida, 226 Tigert Hall, P.O.
Address:          Box 113150, Gainesville, FL 32610

Principal         President of the University of Florida
Occupation:

Name, principal   University of Florida
business and      226 Tigert Hall
address of        P.O. Box 113150
corporation or    Gainesville, FL 32610
other
organization in
which employment
is conducted:

CUSIP No. 969455104      Schedule 13D       Page 10 of 10 Pages

                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer 's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation 's business address.

Name:         Andy D. Bryant
Title:        Executive Vice President; Chief Financial and
              Enterprise Services Officer

Name:         Sean M. Maloney
Title:        Executive Vice President; General Manager, Intel
              Communications Group
Citizenship:  British

Name:         Paul S. Otellini
Title:        Executive Vice President; General Manager, Intel
              Architecture Group


Name:         Michael R. Splinter
Title:        Executive Vice President; Director, Sales and
              Marketing Group

Name:         F. Thomas Dunlap, Jr.
Title:        Senior Vice President; General Counsel and
              Secretary

Name:         Ronald J. Smith
Title:        Senior Vice President; General Manager, Wireless
              Communications and Computing Group

Name:         Robert J. Baker
Title:        Vice President; General Manager, Technology and
              Manufacturing Group

Name:         Arvind Sodhani
Title:        Vice President, Treasurer